JOHN D. BRINER LAW CORPORATION
999 West Hastings St., Suite 510
Vancouver, BC
V6C 2W2 Canada
(604) 685-7552
(604) 685-7551

August 15, 2006

Mr. John D. Reynolds
Ms. Goldie B. Walker
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Harrison Mining Inc.
Registration Statement on Form SB-1
Filed July 13, 2006, amended August 15, 2005
File No.333-135759

Dear Mr. Reynolds and Ms. Walker,

In response to your letter dated July 28, 2006, Harrison Mining Inc. has made changes to its filing. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter.

Signatures

1. The signature of the sole Executive Officer and Director has been revised to reflect all capacities in which the person signed.

General

2. Our independent accountant has revised the financial statements and the accompanying notes to reflect the fact that the Harrison Mining Inc. is an “exploration stage” company.

3. Our independent accountant has revised the financial statements to reflect the functional currency, the application of which has been discussed in Note 2 (d) under the heading “Foreign Currency Translation”.

Other Regulatory

4. Our independent accountant has provided an updated consent.

If you have any questions or concerns, please feel free to contact us anytime.

John D. Briner

BRINER GROUP INC.
999 West Hastings St., Suite 510
Vancouver, B.C. V6C 2W2 Canada

Tel 604 685 7552 Fax 604 685 7551